Exhibit 12

NABORS INDUSTRIES, LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Year Ended December 31,
	2017		2016		2015
	(In thousands)

Income (loss) from continuing operations before income taxes	$(580,084)		$(1,198,075)		$(427,535)
Less earnings (add losses) from affiliates, net of dividends	(7)		221,914		84,275
Add amortization of capitalized interest	16,381		16,462		16,123
Add fixed charges as adjusted (from below)	225,138		187,690		185,666
Earnings	(338,572)		(772,009)		(141,471)

Fixed charges:
Interest expense:
Interest on indebtedness	$195,307		$179,030		$174,680
Capitalized	2,479		6,650		20,359
Amortization of debt related costs (1)	27,583		6,331		7,248
Interest portion of rental expense	2,248		2,329		3,738
Fixed charges before adjustments	227,617		194,340		206,025
Less capitalized interest	(2,479)		(6,650)		(20,359)
Fixed charges as adjusted	$225,138		$187,690		$185,666

Ratio (earnings divided by fixed charges before adjustments)	N/A	(2)	N/A	(2)	N/A	(2)

(1)	Includes deferred financing, discount and premium amortization.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2017. Additional earnings of $566.2 million would be needed to have a one-to-one ratio of earnings to fixed charges.